Rupert, Kevin C.

From:	Rupert, Kevin C.
Sent:	Thursday, July 17, 2008 3:00 PM
To:	'rmorgan@nationallife.com'
Subject:	N-14 Comments 333-152068 (SENTINEL GROUP FUNDS INC)
Attachments:	North American Security Trust NAL 08051994.doc

Mr. Morgan,

Per our discussion today, here are both versions of the Tandy comment. For this N-14, you should use the "acceleration requested" version. I also attached the NAST letter.

Kevin Rupert
202-551-6966

GENERIC TANDY LETTER -- OTHER CONTEXTS

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

GENERIC TANDY LETTER -- ACCELERATION REQUESTED

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the

Page 2 of 2

fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

7/17/2008

Westlaw.

1994 WL 718972   Page 1
1994 WL 718972 (S.E.C. No - Action Letter)
(Cite as: 1994 WL 718972 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 North American Security Trust
Publicly Available August 5, 1994

LETTER TO SEC

October 13, 1992

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Thomas S. Harman, Esq.

Chief Counsel

Division of Investment Management

Re: North American Security Trust

      File Nos. 33-27958 and 811-5797

Dear Sirs:
 We are writing on behalf of North American Security Trust ("NAST"), a registered
management investment company, to request your assurance that you will not recommend
to the Commission any action against NAST if, in advertising the performance of its
Asset Allocation Trust ("New Trust") as permitted by Rule 482 under the Securities
Act of 1933 ("1933 Act") and Rule 34b-1 under the Investment Company Act of 1940
("1940 Act"), NAST uses, for periods prior to the establishment of the New Trust,
the historical performance of a predecessor portfolio, the Moderate Asset Allocation
Trust, the largest of three portfolios combined to form the New Trust.

 NAST is an open-end, management investment company organized as a business trust
under the laws of the Commonwealth of Massachusetts on September 28, 1988. It has a
number of separate investment portfolios, each of which is represented by a separate
series of shares of beneficial interest as contemplated by Section 18(f)(2) of the
1940 Act. Prior to July 10, 1992, NAST had nine separate portfolios, three of which
were designated the "Conservative Asset Allocation Trust," the "Moderate Asset
Allocation Trust" and the "Aggressive Asset Allocation Trust."

 NASL Financial Services, Inc., a wholly-owned subsidiary of North American Security
Life Insurance Company, a Delaware corporation, is NAST's investment adviser.
Pursuant to its advisory agreement with NAST, it selects, contracts with and
compensates subadvisers for each of NAST's portfolios. Prior to December 13, 1991,
the subadviser for the Conservative, Moderate and Aggressive Asset Allocation Trusts
and for three other NAST portfolios was M.D. Sass Investors Services, Inc. On that
date, NAST's trustees accepted the resignation of that subadviser and retained as
subadviser for certain of the portfolios, including the three Asset Allocation
Trusts, Goldman Sachs Asset Management, a separate operating division of Goldman,
Sachs & Co., a New York limited partnership in the investment banking business.

 On January 31, 1992, the trustees of NAST approved a plan of reorganization
providing for the combination of the Conservative, Moderate and Aggressive Asset
Allocation Trusts into a newly-established portfolio, the New Trust. Following the
approval of the plan of reorganization by shareholders of each of the affected

portfolios, the combination of the three portfolios was implemented on July 10, 1992 by the transfer of all assets of each such portfolio to the New Trust, and the assumption of all liabilities of each such portfolio by the New Trust, in exchange for shares of the New Trust and the immediate distribution by each such portfolio, to its shareholders pro rata, of the New Trust shares it received from the New Trust. The three Asset Allocation Trusts were then abolished.

 *2 Although effected by means of a newly-established portfolio, the reorganization was in substance a combination of the Conservative and Aggressive Asset Allocation Trusts with and into the Moderate Asset Allocation Trust, with the Moderate Asset Allocation Trust being the surviving entity. The investment objective, policies and restrictions of the Moderate Asset Allocation Trust were carried over without change to the New Trust. At the time of the reorganization, the net assets of the Moderate Asset Allocation Trust constituted 70% of the net assets of the New Trust, while the net assets of the Conservative and Aggressive Asset Allocation Trusts constituted 21% and 9%, respectively, of the net assets of the New Trust. In effect, shareholders of the Conservative and Aggressive Asset Allocation Trusts became shareholders of the Moderate Asset Allocation Trust.

 The reorganization had a limited effect on the individual securities held by the Moderate Asset Allocation Trust. At the time of the reorganization, all of the individual securities held by the Conservative and Aggressive Asset Allocation Trusts were also held by the Moderate Asset Allocation Trust. Moreover, sixty-two of the sixty-four securities then held by the Moderate Asset Allocation Trust were also held by each of the Conservative and Aggressive Asset Allocation Trusts. The principal difference in the three portfolios was the relative portion of assets held in three categories of securities--equity, fixed income and money market.

 As here pertinent, Rule 482(e) under the 1933 Act requires, among other things, that any quotations of investment performance of NAST's non-money market portfolios used in advertisements permitted by the rule be based on methods of computation prescribed by Form N-1A and include quotations of average annual total return for the one year period, and the period since inception, preceding the most recently completed calendar quarter. [FN1] Rule 34b-1 under the 1940 Act would declare misleading any sales literature containing performance quotations for NAST's non-money market portfolios unless it contained, among other things, the total return information required by Rule 482(e).

FN1 Item 22(b) of Form N-1A requires open-end investment companies (other than money market funds) which advertise any performance data to provide average annual total return quotations for the one, five and ten year periods prior to the date of the most recent balance sheet included in the registration statement in accordance with a specified formula. An instruction provides that, if the registrant's registration statement has been in effect for less than one, five or ten years, the time period during which the registration statement has been in effect should be substituted for the periods stated.

 For the one year period ending June 30, 1992, the total return computed in accordance with Item 22(b) of Form N-1A for the Conservative, Moderate and Aggressive Asset Allocation Trusts was 8.46%, 11.20% and 9.78%, respectively. For the period from inception (August 28, 1989) through June 30, 1992, the average annual total return so computed for such portfolios was $5.23%, 2.74%, and 2.51%, respectively.

 *3 We believe that the requirements of the Commission's rules governing the advertising of investment company performance, in the context of the combination of the three Asset Allocation Trusts, are satisfied if the New Trust uses, for periods prior to the reorganization, the historical performance of the Moderate Asset Allocation Trust, provided the advertising material discloses that for the period prior to July 10, 1992 the performance used is that of the former Moderate Asset Allocation Trust.

 Our conclusion in this regard is supported by the position taken by the staff in Commonwealth Funds (available June 14, 1989). In Commonwealth Funds, where two investment companies were combined into a newly-formed third company, the Division of Investment Management permitted the new third company to use the performance information of the larger of the two predecessor funds, its net asset value constituting approximately 80% of the combined assets. The Division conditioned its no-action position on there being prominent disclosure in the advertising material that the historical performance was based on the performance of one of the two predecessor funds.

 In its response, the staff made particular note of the facts that the fund whose investment return was to be used was the one with greater expenses and that the investment returns of the two predecessor funds had been substantially identical. Use of the performance data of the smaller fund with the lower expense ratio was rejected in part because of the representations that it would be difficult to develop performance information for the smaller fund and that the higher expense ratio of the larger fund would more closely resemble the anticipated expense levels of the new fund. Since its inception, the Moderate Asset Allocation Trust has had expenses levels lower than those of the Conservative and Aggressive Asset Allocation Trusts. [FN2] However, as was the case in Commonwealth Funds, the expense ratios of the Moderate Asset Allocation Trust should more closely resemble the expense ratios of the New Trust, because the economies of scale associated with the substantial assets of the New Trust will be comparable to those of the Moderate Asset Allocation Trust. [FN3]

FN2 For the two month period ended October 31, 1989, the years ended October 31, 1990 and 1991 and the six month period ended April 30, 1992, the Moderate Asset Allocation Trust had ratios of operating expenses to average net assets (annualized for periods of less than one year) of 2.13%, 2.63%, 2.88% and 2.78%, respectively. For such periods the Conservative Asset Allocation Trust had ratios of 2.25%, 2.69%, 2.91% and 2.96%, respectively, and the Aggressive Asset Allocation Trust had ratios of 2.47%, 2.93%, 2.97% and 2.97%, respectively.

FN3 In fact, expense ratios of the New Trust should be lower than the historical expense ratios of the Moderate Asset Allocation Trust, because of an expense limitation contained in NAST's investment advisory agreement, effective until October 31, 1993 and from year to year thereafter unless terminated by NASL Financial, that will limit portfolio expenses to 1.99% of average net assets.

 *4 As noted, the staff in Commonwealth Funds also placed some emphasis on the fact that the investment performance of the two predecessor funds had been substantially identical. While the similarity of the investment performance may be a pertinent consideration in choosing between the performance of one of two funds having investment objectives and policies identical to each other and substantially similar to the surviving fund, it should not be significant when, as here, the issues involves portfolios with different investment objectives and policies, where it would be unusual if the investment performance of the portfolio were the same. When shareholders of one or more portfolios become through a reorganization shareholders of a portfolio with different objectives and policies, the performance of the former portfolios, while relevant to such shareholders in evaluating the overall historical performance of their investment, is of no significance in terms of their evaluating their investment in the new portfolio and considering whether to continue or modify such investment.

 If the reorganization had been implemented by a combination of the Conservative and Aggressive Asset Allocation Trusts into the Moderate Asset Allocation Trust, there would be no basis for precluding the quotation of the Moderate Asset Allocation Trust's performance history prior to the date of the combination. In substance, such was the result of the reorganization. The two smaller portfolios were combined into a third, the investment adviser and investment objectives and policies of which were unchanged by the transaction. To preclude the quotation of the Moderate Asset Allocation Trust's historical performance because the combined assets were allocated to a new portfolio would seem to be nothing more than an elevation of form over substance.

 In our opinion, no useful purpose would be served by prohibiting the use of

information relating to historical performance prior to the date of the
reorganization in the circumstances here presented. A purpose of the Commission's
performance quotation rules is to show investment experience for intermediate-term
and long-term investors. See notes 28 and 29 of Release Nos. 33-6753 and IC-16245
(February 2, 1988). Such purpose should be ignored only where a significant change,
such as a change in manager or in investment objectives or policies, has occurred
which makes use of performance data prior to the change potentially misleading.
Where, as here, the only change in substance is a substantial increase in net
assets, there is, in our view, no legitimate basis for depriving shareholders of the
surviving portfolio, many of whom will have been shareholders of the predecessor
portfolio, of information relating to the historical performance of the latter.

  In view of the foregoing, we request your concurrence in our view that historical
performance quotations of the New Trust may, consistent with Rules 482 and 34b-1,
reflect the performance of the Moderate Asset Allocation Trust for periods prior to
the reorganization of the three Asset Allocation Trusts into the New Trust or,
alternatively, your assurance that you will not recommend to the Commission any
action against NAST if its advertisements of the historical performance of the New
Trust include, for periods prior to the reorganization, the performance of the
Moderate Asset Allocation Trust. NAST agrees that any performance of the Moderate
Asset Allocation Trust will prominently disclose that fact.

*5 Very truly yours,
J. Sumner Jones

JONES & BLOUCH

2100 Pennsylvania Avenue, N.W.

Washington, D.C. 20037

(202) 223-3500

                              SEC LETTER

ICA 1940 Act / -- / Rule 34b-1

1933 Act / -- / Rule 482

August 5, 1994

Publicly Available August 5, 1994

  Your letter of October 13, 1992 requests our assurance that we would not recommend
that the Commission take any enforcement action if North American Security Trust
("NAST") advertises the performance of one of its portfolios, the Asset Allocation
Trust ("New Trust"), as described in your letter.

  NAST, a Massachusetts business trust, is an open-end management investment company.
On January 31, 1992, NAST's trustees approved a plan to reorganize three of its
portfolios--the Conservative Asset Allocation Trust ("Conservative Trust"), the
Moderate Asset Allocation Trust ("Moderate Trust"), and the Aggressive Asset
Allocation Trust ("Aggressive Trust") (collectively, the "Asset Allocation Trusts")-
-into a newly established portfolio, the New Trust. NAST implemented the
reorganization on July 10, 1992. [FN1]

FN1 Each of the Asset Allocation Trusts transferred all of its assets and
liabilities to the New Trust in exchange for shares of the New Trust, and
immediately distributed New Trust shares pro rata to its shareholders. The three
Asset Allocation Trusts were then dissolved.

  Rather than treating the New Trust as a new portfolio with no historical
performance data prior to its establishment on July 10, 1992, you propose to

advertise the historical performance of the New Trust using, for periods prior to July 10, 1992, the performance data for the Moderate Trust. You represent that any advertising material containing historical performance would prominently disclose that for the period prior to July 10, 1992, the performance used is that of the Moderate Trust.

 In 1988, the Commission amended rule 482 under the Securities Act of 1933 and adopted rule 34b-1 under the Investment Company Act of 1940 to standardize the computation of mutual fund performance for presentation in advertisements and sales literature. [FN2] Rule 482(e) provides, in relevant part, that any advertisement by an open-end investment company that contains performance information must include the fund's average annual total return for one, five, and ten year periods. Rule 34b-1 provides that sales literature containing performance information is misleading unless it contains, among other things, the total return information required by rule 482(e).

FN2 See [Investment Company Act Release No. 16245 (Feb. 2, 1988)](). The Commission stated in this release that the amendments to rule 482 "preclude performance information about any related entity to the fund such as its adviser, i.e., other funds or private accounts controlled by the adviser, where the use of such performance is intended as a substitute for the performance of the fund." Id. (footnote 31). Because we view the New Trust as a continuation of the Moderate Trust, we do not believe that the Moderate Trust's performance is a "substitute" for the performance of the New Trust.

 *6 In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

 With respect to the factor set forth in the preceding paragraph, you make the following representations. Although effected by means of a newly established portfolio, the reorganization was in substance a combination of the Conservative and Aggressive Trusts with and into the Moderate Trust. The New Trust has the same adviser and subadviser, and the same investment objectives, policies, and restrictions, as the Moderate Trust. Of the three Asset Allocation Trusts, the expense ratio of the Moderate Trust most closely resembles the expense ratio of the New Trust. [FN3] At the time of the reorganization, the net assets of the Moderate Trust constituted 70% of the net assets of the New Trust, while the net assets of the Conservative and Aggressive Trusts constituted 21% and 9%, respectively. All of the securities held by the Conservative and Aggressive Trusts at the time of the reorganization also were held by the Moderate Trust. Finally, the financial statements of the New Trust reflect the fact that the Moderate Trust was the "accounting survivor" of the reorganization involving the three Asset Allocation Trusts. [FN4]

FN3 Telephone conversation between J. Sumner Jones, counsel to NAST, and the undersigned (July 22, 1994).

FN4 Id.; see North American Funds' Semi-Annual Report for the period ending April 30, 1994, at 23, 71.

 In light of the foregoing, we would not recommend that the Commission take any enforcement action against NAST if it advertises the historical performance of the New Trust using, for periods prior to the reorganization, the performance data of the Moderate Trust. Our position is based on the facts and representations contained

in your letter, and specifically your representation that any advertising material
containing historical performance data will disclose prominently that for the period
prior to July 10, 1992, the performance used is that of the Moderate Trust.

Barry A. Mendelson

Senior Counsel

Securities and Exchange Commission (S.E.C.)

 1994 WL 718972 (S.E.C. No - Action Letter)

END OF DOCUMENT